November 21, 2022

Via Edgar Transmission Mr. Dietrich King U.S. Securities and Exchange Commission Division of Corporation Finance Office of Trade & Services Washington, D.C. 20549

Re:	Simpple Ltd. (the “Company”) Draft Registration Statement on Form F-1 Submitted September 30, 2022 CIK No. 0001948697

Dear Mr. King:

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated October 25, 2022 from the U.S. Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Draft Registration Statement on Form F-1 (the “Form F-1”).

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Draft Registration Statement Submitted on Form F-1 Filed September 30, 2022

Prospectus Summary, page 7

1.	Please concisely summarize your operations, products, and services in the Overview section. Please refer to Item 3 of Form F-1 and Item 503 of Regulation S-K.

RESPONSE: We respectfully advise the Staff that we have updated the disclosure on page 7 of the prospectus to summarize the Company’s operations, products and services.

2.	Please disclose in the Overview section your revenues, net income (loss), and total indebtedness for the year ended December 31, 2021 and six months ended June 30, 2022.

RESPONSE: we respectfully advise the Staff that we have updated the disclosure on page 7 to reflect the revenues, net income (loss) and total indebtedness for the year ended December 31, 2021 and six months ended June 30, 2022.

3.

We note your statement that you are one of the market leaders in Singapore. Please revise to state your position in the market as compared to your competitors and disclose the metric you use to measure your market position, and number of competitors in this space. Additionally, we note your statement that “[w]e service 20 out of the 39 Singapore top-tier facilities management contractors as of the date of this prospectus.” Please explain what you mean by “top-tier” and if applicable how that contributes to your status as a market leader.

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RESPONSE: We respectfully advise the Staff that we have revised the definitions on pages 6 to define Top-Tier as the top 39 Singapore contractors registered with the BCA as Level 6. We have also revised the disclosure on page 8 to disclose that we have market penetration across various industries in Singapore, instead of incorporating the term “market leader”.

4.

We note that “[i]n the first quarter of 2022, you were awarded a development project by the Singapore Government and went on to build the next-generation platform that can automate workflows within a facility. This development project was supported by the Singapore Government and four key partners, amongst which are the largest private property developers in Singapore.” Please disclose whether your received capital directly from the government and/or any of the four key partners to develop the platform.

RESPONSE: We respectfully advise the Staff that we have amended the disclosure on page 7 to note that capital for the project was provided directly from the Singapore Government.

5.

We note your statement that you “recently signed a memorandum of understanding with a large IoT manufacturer, enabling us to build our partner’s software analytics platform based on SIMPPLE Software. This will greatly accelerate SIMPPLE’s penetration into various facilities.” Please describe the scope of the memorandum of understanding, summarize the material terms, quantify the anticipated revenues and costs associated with this agreement and explain how it will accelerate your penetration into various facilities.

RESPONSE: We respectfully advise the Staff that we have amended the disclosure on page 9 to note how the memorandum of understanding will accelerate the Company’s penetration into various facilities, and to disclose the scope of the Memorandum of Understanding.

Our Industry, page 8

6.

We note you disclose statistics about the current size of, and projected growth in, the global facilities management market. As you do not appear to operate globally, please balance this information by emphasizing similar information for the markets in which you actually operate. Please also address your current ability to compete globally and, in an appropriate part of the prospectus, please discuss your plans to grow globally, including resources you will and challenges you must overcome.

RESPONSE: We respectfully advise the Staff that we have amended the disclosure on page 9 to include the Company’s current ability to compete globally.

“We depend on a limited number of manufacturers ... “, page 20

7.

We note that you are dependent on a limited number of suppliers for various components used in your products and may have sole source suppliers, for example the Gaussian Robots are manufactured by Shanghai Gaoxian. Please disclose, and if possible quantify, any disruptions you have experienced due to such reliance. Where appropriate, update your risks that are characterized as potential risks if recent supply chain disruptions have impacted your operations.

RESPONSE: We respectfully advise the Staff that we have disclosed on page 20 that the Company has not yet experienced any material disruptions.

Risk Factors

“There is no assurance that our existing agreements with our customers will be renewed”, page 20

8.

If true, please revise to state, as you do on page 67, that you are not aware of any information or arrangement which would lead to a cessation or termination of your current relationship with any of your major customers.

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RESPONSE: We respectfully advise the Staff that we have updated the disclosure on page 20.

 “We are subject to risks associated with debt financing.”, page 22

9.

Please expand your risk factor to specifically identify the impact of rate increases on your operations and how your business has been affected, if applicable. For example, describe whether your borrowing costs have recently increased or are expected to increase and your ability to pass along your increased costs to your customers.

RESPONSE: We respectfully advise the Staff that we have updated the disclosure on page 22 in relation to impact of rate increase.

 “Many of the economies in Asia, including Singapore, are experiencing substantial inflationary pressures ... “, page 27

10.

We note your disclosure regarding inflation. In an appropriate place in your prospectus, please revise to clarify the resulting impact of inflationary pressures to the company and update your disclosure to identify actions planned or taken, if any, to mitigate inflationary pressures.

RESPONSE: We respectfully advise the Staff that we have updated the disclosure on page 27 to clarify the impact of inflationary pressures.

Use of Proceeds, page 37

11.

We note that you intend to use approximately $4 million for scaling up sales and marketing into overseas markets, as well as potential acquisitions and strategic investments. With respect to the potential acquisitions and strategic investments, if you are directly acquiring assets, please briefly describe the assets and their costs. If you are financing acquisitions of other businesses, give a brief description of such businesses and information on the status of the acquisitions. Please refer to Part I, Item 4 of Form F-1 and Part I, Items 3.C.2. and 3. of Form 20-F.

RESPONSE: We respectfully advise the Staff that we have amended the disclosure on page 37 such that approximately $2.5 million will be used for scaling up sales and marketing into overseas and for opening selected satellite offices. Approximately $1.5 million will be used for potential acquisitions and strategic investments, the Company has no specific acquisition or strategic investment target as at the date of the prospectus. We have disclosed examples of potential acquisition under Acquisition Opportunities on page 58.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Key Factors Affecting the Results of Our Group’s Operations, page 41

12.

We note your statements that “[m]oreover, the facility management systems industry in Singapore is relatively small and has barely reached its full capacity with potential demand expected to remain high” and “[a]part from us, there are numerous robot equipment suppliers here in Singapore and the region, making the competition in the industry high.” Please reconcile such statements.

RESPONSE: We respectfully advise the Staff that we have amended the disclosure on page 41 under “Industry adoption of solutions”.

13.

Please disclose any known trends or uncertainties that have had or are reasonably likely to have a material impact on your cash flows, liquidity, capital resources, cash requirements, financial position, or results of operations arising from, related to, or caused by inflation. Trends or uncertainties may include the impact of inflation on cost of sales, gross profit, inventory and taxes.

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RESPONSE: We respectfully advise the Staff that we have amended the disclosure in page 41 under Inflationary pressure causing increase in staff costs, to discuss the inflationary trend.

Results of Operations

Interest Expense, page 46

14.

We note you attribute the increase in interest expense on borrowings, from fiscal years 2020 to 2021, to increases in bank borrowings; however, your disclosure on page 50 indicates that you reduced your bank borrowings year to year. Please revise your explanation to explain why interest expense increased while the year end balances declined.

RESPONSE: We respectfully advise the Staff that we have amended the disclosure on page 48.

Working Capital, page 47

15.

We note your disclosure that you believe that you have sufficient working capital for your requirements for at least the next 12 months; however, on page F-8, you state your deficit as of December 31, 2021, raises substantial doubt about your ability to continue as a going concern. Please revise your disclosure, here and elsewhere, for consistency and note that there is substantial doubt regarding your ability to continue as a going concern. Also provide related risk factor disclosure.

RESPONSE: We respectfully advise the Staff that we have amended the disclosure on page 49.

COVID-19 Impact, page 51

16.

Please discuss the actual impact of COVID-19 on your business. For example, we note your risk factor on page 20 notes that one of your main products, Gaussian Robots, are manufactured by Shanghai Gaoxian, a third-party manufacturer based in China, which was materially impacted as a result of COVID-19. Please quantify such impact. For further guidance, please refer to CF Disclosure Guidance Topics 9 and 9A, which are available on our website.

RESPONSE: We respectfully advise the Staff that we have amended the disclosure on page 53 to disclose that while Shanghai Gaoxian experienced some material impacts from COVID-19, the Company’s results of operations was not materially adversely affected.

Develop Strategic Partnerships, page 59

17.

Please define the term “innovation grant,” as you use it in this section. In addition, please clarify the ownership of any intellectual property developed though the various partnerships and collaborations that you discuss and clarify whether they are material to your business.

RESPONSE: We respectfully advise the Staff that we have amended the disclosure on page 61 to discuss innovation grant.

Exclusive Distribution and Partnership Agreement with Shanghai Gaoxian, page 60

18.

We note the Exclusive Distribution and Partnership Agreement with Shanghai Gaoxian. Please file this agreement as an exhibit or tell us why you are not required to do so. Please refer to Part II Item 8 of Form F-1 and Item 601(b)(10) of Regulation S-K. Please provide additional detail regarding this agreement, including what products are subject to this agreement, the portion of your revenues that are derived from the activities associated with this agreement and disclose the certain financial and sale milestones that you are required to achieve for automatic renewal. Please also disclose whether you believe you will achieve automatic renewal at the end of the first three-year term. Describe the “certain enumerated rights” over the sales team and sales strategy if you do not achieve such milestones. Finally, we note that “[t]he distribution rights and partnership shall be extended until such time that Shanghai Gaoxian acquires Gaussian Robotics” and “the Distribution Agreement does not provide Gaussian Robotics with exclusive rights to any of these additional territories.” Please provide additional detail on Shanghai Gaoxian’s ability to acquire Gaussian Robotics, including any negotiated or discussed terms and timeframes. Please describe what such an acquisition would mean for you and your shareholders and revise your risk factor disclosure accordingly.

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RESPONSE: We respectfully advise the Staff that we have amended the exhibit index to include the Exclusive Distribution and Partnership Agreement (“Distribution Agreement”). We have also amended the disclosure on page 21 under the risk factor “A significant portion of our historical revenues have come from the distribution, deploying, and maintaining FM-related robotics such as robotic sweepers, scrubbers, Automated Guided Vehicles and security bots through our distribution agreement with Shanghai Gaoxian. Failure to maintain and extend this distribution agreement likely will result in a decrease in our distribution related revenues” and on page 62 to further discuss the scope of the Distribution Agreement. We have disclosed on page 62 that the Company believes the risks of an acquisition by Shanghai Gaoxian to be remote and immaterial, therefore we did not discuss such risk in the risk factor section.

Licenses, page 68

19.

Please clarify whether you are currently required to hold any licenses to operate your business. In addition, please clarify, if true, that by your use of the term “license” you mean approval or permission from governmental authority.

RESPONSE: We respectfully advise the Staff that we have updated the disclosure on page 70 to disclose the Company does not hold any licenses as at the date of the prospectus.

Government Regulations, page 69

20.

For each of the laws and regulations that you identify, please briefly explain how it materially affects your operations (e.g., explain how your activities implicate the Corruption, Drug Trafficking and Other Serious Crimes (Confiscation of Benefits) Act 1992 of Singapore).

RESPONSE: We respectfully advise the Staff that we have updated the disclosures on page 71 to discuss how the regulations may affect the Company.

Management

Board of Directors, page 73

21.	Please describe the extent and nature of the role of the board of directors in overseeing cybersecurity risks, including in connection with the company’s supply chain/suppliers/service providers.

RESPONSE: We respectfully advise the Staff that we have updated the disclosure on page 75 to include oversight on cybersecurity risks.

Related Party Transactions, page 79

22.

Please revise to describe the customer contracts with the company associated with Mr. POO Chong Hee or tell us why you are not required to do so. Please refer to Part I, Item 4 of Form F-1 and Part I, Item 7.B. of Form 20-F.

RESPONSE: We respectfully advise the Staff that we have amended the disclosure on page 81 to include the customer contracts with the company associated with Mr. Poo Chong Hee.

Noted to Consolidated Financial

Statements 15 Subsequent Events, page F-22

23.	We note your disclosure, “new funds raised post year end.” Please expand on this to explain fully what you intended to communicate.

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RESPONSE: We respectfully advise the Staff that we have updated the disclosures on page F-22.

Please contact the undersigned at (852) 3923-1188 if you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence S. Venick

Direct Dial: +852.3923.1188
Email: lvenick@loeb.com

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